SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of October, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 19, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Partners with Identrus to
Deliver Digital Identity Solutions to Latin America and the Caribbean

New York, October 19, 2005 – Bladex (NYSE: BLX) and Identrus, a global provider of trusted identity solutions, today announced an agreement to distribute digital certificates and identity credential solutions throughout Latin America and the Caribbean (“LAC”).  Bladex will exclusively lead the adoption of Identrus digital certificates and Identrus-based applications throughout the LAC market to meet the growing need of financial institutions, governments and commercial entities for ensuring that electronic transactions are secure.  Identrus will provide Bladex with its PKI technology and supporting infrastructure requirements.  This partnership is a critical step towards achieving a common, globally ubiquitous standard of identity authentication that is supported by the Identrus network.

“Bladex is pleased to add Identrus’ state-of-the-art solutions to bring the LAC region up to global standards for authenticating transactions.  Our clients will now have access to Identrus’ worldwide network for trusted identity credentials that provide a legal and technological framework for using identities,” stated Bladex’s Chief Executive Officer, Jaime Rivera.    He added, “This agreement marks a major step in our strategy for increasing our product offering and capitalizing on our regional distribution capabilities to generate additional fee income.”

“Identrus is excited to partner with Bladex to bring digital identity solutions to the LAC region.  Bladex’s strong reputation and extensive distribution network are a logical choice for Identrus to expand its presence to a region that can benefit from security-rich solutions for electronic transactions,” said Karen Wendel, CEO, Identrus. “Banking and financial services customers face many new security threats including identity theft and fraud. Strong authentication infrastructures, like Identrus, can be a ready-aid to banks in preventing fraud and developing new services for customers.”

Organizations around the world now require a common and secure identity standard to truly verify their counterparties, protect customer information and enable electronic transactions.  Identrus’ digital certificates combined with identity credential solutions create the strongest level of trust required by trading communities. Leveraging Identrus’ established policy structure and network, Bladex’s customers will be able to quickly deploy identity management solutions without the need for additional policies and procedures.

To distribute Identrus’ product offering as well as similar technology solutions and services, Bladex is forming a new, wholly-owned subsidiary named Clavex. Clavex intends to deliver world-class solutions and technologies to Bladex’s clients.  Clavex will leverage Bladex’s expertise and relationships to become the delivery channel of choice for world-class solutions in the region.  Identrus will be the flagship offering of Clavex.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.  Additional information is available at www.blx.com.

About Identrus, Inc.
Identrus™ is a global solutions company that secures interactions where identity is critical. As the only government regulated, bank-built identity company, Identrus provides a worldwide network for trusted identity credentials based on global standards. Identrus’ proven solutions provide a legally and technologically interoperable environment for using identities. The Identrus platform provides the legal and technical infrastructure for financial institutions, governments and commercial entities to effectively manage the risks associated with identity authentication, and enables these organizations to develop business applications and value-added services for their customers. Identrus partners with systems integrators, software developers, smart card and token providers, as well as experts on identity management, security and fraud to help organizations achieve greater application security and meet their e-business objectives. Identrus membership consists of the world’s leading financial institutions spanning 160 countries. Additional information about the company is available at www.identrus.com.

BLADEX SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

Contacts for Bladex:

Mr. Carlos Yap, Senior V.P., Finance
Tel: (507) 210-8581, e-mail: cyap@blx.com

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690
e-mail: bladex@i-advize.com

Contact for Identrus: Press Contact Schwartz Communications, Inc. Rebecca Krueger Tel: (415) 512-0770 e-mail: Identrus@schwartz-pr.com